Exhibit 99.1

NEWS RELEASE

New Gold Provides a Status Update on its Request for an Injunction

Vancouver, B.C. – (December 9, 2009) – New Gold Inc. (“New Gold”) (TSX and NYSE AMEX-NGD) today provides an update on the status of its injunction request filed as part of the company’s December 3, 2009 appeal to the District Court in San Luis Potosi, Mexico. The objective of the appeal is to overturn the order that required suspension of mining operations at Cerro San Pedro as a result of the cancellation of the project's Environmental Impact Statement.

As the first stage of the appeal process, the company requested an injunction seeking the suspension of the shutdown order while the court hears the merits of the appeal. The process for requesting injunctive relief consists of two parts, a provisional injunction for immediate relief, which the company understands based on advice from its Mexican legal advisers, is rarely granted, and a definitive injunction. The company’s request for a provisional injunction was denied by the District Court yesterday. A hearing on the request for the definitive injunction has been scheduled for December 10, 2009. Should the definitive injunction be granted, the Cerro San Pedro mine would continue operating while the appeal goes to trial and the court hears the arguments in relation to the suspension order. In the event the definitive injunction is not granted, mining operations would remain suspended while the appeal goes to trial.

New Gold will continue to provide updates on this matter.

About New Gold
New Gold is an intermediate gold mining company with the Mesquite Mine in the United States, Cerro San Pedro Mine in Mexico and Peak Mines in Australia. The company is expected to produce between 270,000 and 300,000 ounces of gold in 2009, growing to over 400,000 ounces in 2012 from assets currently owned by the company. New Gold has a strong portfolio of mining, development and exploration assets in mining friendly jurisdictions. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information contained in this press release, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this press release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward looking statements are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 31, 2009 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

For further information please contact:
Hannes Portmann
Director, Corporate Development and Investor Relations
New Gold Inc.
Direct: +1 (416) 324-6014
Email: info@newgold.com
Website: www.newgold.com